October 2, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer
Nocopi Technologies, Inc.
9C Portland Roads
West Conshohocken, PA 19428

RE: Nocopi Technologies, Inc. (the "Company")
Form 10-KSB for the year ended December 31, 2007
File No. 0-20333

Dear Mr. Feinstein:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Mr. Rudolph A. Lutterschmidt, CFO
                        (610) 834-7777